CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	September 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	2,362	2,866
Accounts receivable	1,661	1,355
Income taxes receivable	25	112
Inventories	1,508	1,232
Prepaid expenses	167	123
	5,723	5,688
Restricted cash (notes 4, 9)	141	128
Exploration and evaluation assets (note 5)	987	997
Property, plant and equipment, net (note 6)	25,915	25,800
Right-of-use assets, net (note 7)	1,395	—
Goodwill	670	690
Investment in joint ventures	1,224	1,319
Long-term income taxes receivable	212	243
Other assets	345	360
Total Assets	36,612	35,225
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	3,107	3,159
Short-term debt (note 8)	200	200
Long-term debt due within one year (note 8)	1,393	1,433
Lease liabilities (note 7)	133	—
Asset retirement obligations (note 9)	218	202
	5,051	4,994
Long-term debt (note 8)	4,635	4,114
Other long-term liabilities (note 10)	531	1,107
Lease liabilities (note 7)	1,352	—
Asset retirement obligations (note 9)	2,143	2,222
Deferred tax liabilities	2,965	3,174
Total Liabilities	16,677	15,611
Shareholders’ equity
Common shares (note 11)	7,293	7,293
Preferred shares (note 11)	874	874
Contributed surplus	2	2
Retained earnings	10,841	10,273
Accumulated other comprehensive income	913	1,160
Non-controlling interest	12	12
Total Shareholders’ Equity	19,935	19,614
Total Liabilities and Shareholders’ Equity	36,612	35,225
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Income

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars, except share data)	2019	2018	2019	2018
Gross revenues	5,359	6,132	15,246	17,025
Royalties	(81)	(106)	(235)	(285)
Marketing and other	35	168	179	520
Revenues, net of royalties	5,313	6,194	15,190	17,260
Expenses
Purchases of crude oil and products	3,506	3,949	9,573	10,962
Production, operating and transportation expenses (note 12)	725	740	2,221	2,102
Selling, general and administrative expenses (note 12)	149	187	477	542
Depletion, depreciation, amortization and impairment (notes 6, 7)	703	672	1,976	1,929
Exploration and evaluation expenses	41	26	157	96
Gain on sale of assets	(3)	—	(5)	(4)
Other – net	(203)	(150)	(262)	(149)
	4,918	5,424	14,137	15,478
Earnings from operating activities	395	770	1,053	1,782
Share of equity investment income	19	18	64	53
Financial items (note 13)
Net foreign exchange gain (loss)	(8)	(9)	24	16
Finance income	24	15	60	48
Finance expenses	(84)	(80)	(272)	(238)
	(68)	(74)	(188)	(174)
Earnings before income taxes	346	714	929	1,661
Provisions for (recovery of) income taxes
Current	51	13	143	49
Deferred	22	156	(185)	371
	73	169	(42)	420
Net earnings	273	545	971	1,241
Earnings per share (note 11)
Basic	0.26	0.53	0.94	1.21
Diluted	0.25	0.53	0.92	1.21
Weighted average number of common shares outstanding (note 11)
Basic (millions)	1,005.1	1,005.1	1,005.1	1,005.1
Diluted (millions)	1,005.1	1,007.4	1,005.1	1,006.2
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2019	2018	2019	2018
Net earnings	273	545	971	1,241
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Actuarial gain on pension plans	—	—	—	1
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 15)	(1)	(1)	(6)	(2)
Equity investment - share of other comprehensive income	1	1	(4)	1
Exchange differences on translation of foreign operations	119	(166)	(328)	295
Hedge of net investment (note 15)	(32)	51	91	(94)
Other comprehensive income (loss)	87	(115)	(247)	201
Comprehensive income	360	430	724	1,442
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
					AOCI(1)
(millions of Canadian dollars)	Common Shares	Preferred Shares	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Hedging	Non-Controlling Interest	Total Shareholders’ Equity
Balance as at December 31, 2017	7,293	874	2	9,207	559	21	11	17,967
Net earnings	—	—	—	1,241	—	—	—	1,241
Other comprehensive income (loss)
Actuarial gain on pensions plans (net of tax of less than $1 million)	—	—	—	1	—	—	—	1
Derivatives designated as cash flow hedges (net of tax recovery of less than $1 million)	—	—	—	—	—	(2)	—	(2)
Equity investment - share of other comprehensive income	—	—	—	—	—	1	—	1
Exchange differences on translation of foreign operations (net of tax of $27 million)	—	—	—	—	295	—	—	295
Hedge of net investment (net of tax recovery of $15 million) (note 15)	—	—	—	—	(94)	—	—	(94)
Total comprehensive income (loss)	—	—	—	1,242	201	(1)	—	1,442
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 11)	—	—	—	(277)	—	—	—	(277)
Dividends declared on preferred shares (note 11)	—	—	—	(26)	—	—	—	(26)
Balance as at September 30, 2018	7,293	874	2	10,146	760	20	11	19,106

Balance as at December 31, 2018	7,293	874	2	10,273	1,154	6	12	19,614
Net earnings	—	—	—	971	—	—	—	971
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax recovery of $3 million) (note 15)	—	—	—	—	—	(6)	—	(6)
Equity investment - share of other comprehensive income (net of tax recovery of $1 million)	—	—	—	—	—	(4)	—	(4)
Exchange differences on translation of foreign operations (net of tax recovery of $34 million)	—	—	—	—	(328)	—	—	(328)
Hedge of net investment (net of tax of $12 million) (note 15)	—	—	—	—	91	—	—	91
Total comprehensive income (loss)	—	—	—	971	(237)	(10)	—	724
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 11)	—	—	—	(377)	—	—	—	(377)
Dividends declared on preferred shares (note 11)	—	—	—	(26)	—	—	—	(26)
Balance as at September 30, 2019	7,293	874	2	10,841	917	(4)	12	19,935

(1)	Accumulated other comprehensive income.
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2019	2018	2019	2018
Operating activities
Net earnings	273	545	971	1,241
Items not affecting cash:
Accretion (notes 9, 13)	26	23	79	72
Depletion, depreciation, amortization and impairment (notes 6, 7)	703	672	1,976	1,929
Exploration and evaluation expenses (note 5)	—	—	23	7
Deferred income taxes	22	156	(185)	371
Foreign exchange	(1)	(6)	(15)	(7)
Stock-based compensation (notes 11, 12)	(9)	40	11	94
Gain on sale of assets	(3)	—	(5)	(4)
Unrealized mark to market loss (gain) (note 15)	4	(22)	57	(134)
Share of equity investment income	(19)	(18)	(64)	(53)
Gain on insurance recoveries for damage to property	(13)	—	(13)	—
Other	5	(2)	1	19
Settlement of asset retirement obligations (note 9)	(73)	(45)	(186)	(116)
Deferred revenue	(7)	(25)	(28)	(70)
Distribution from equity investment	113	—	160	72
Change in non-cash working capital (note 14)	(221)	(35)	(677)	(600)
Cash flow – operating activities	800	1,283	2,105	2,821
Financing activities
Long-term debt issuance (note 8)	—	—	1,000	—
Long-term debt repayment (note 8)	—	—	(402)	—
Debt issue costs (note 8)	—	—	(9)	—
Dividends on common shares (note 11)	(125)	(126)	(377)	(277)
Dividends on preferred shares (note 11)	(9)	(9)	(26)	(26)
Finance lease payments (note 7)	(58)	—	(174)	—
Other	—	(4)	—	(10)
Change in non-cash working capital (note 14)	10	64	29	139
Cash flow – financing activities	(182)	(75)	41	(174)
Investing activities
Capital expenditures	(868)	(968)	(2,538)	(2,313)
Capitalized interest (note 13)	(46)	(29)	(130)	(76)
Corporate acquisition	—	(6)	—	(15)
Proceeds from asset sales	5	1	4	3
Investment in joint ventures	(1)	—	(38)	(40)
Other	26	(7)	(1)	(12)
Change in non-cash working capital (note 14)	104	148	68	179
Cash flow – investing activities	(780)	(861)	(2,635)	(2,274)
Increase (decrease) in cash and cash equivalents	(162)	347	(489)	373
Effect of exchange rates on cash and cash equivalents	12	(14)	(15)	30
Cash and cash equivalents at beginning of period	2,512	2,583	2,866	2,513
Cash and cash equivalents at end of period	2,362	2,916	2,362	2,916
Supplementary Cash Flow Information
Net interest paid	(52)	(66)	(239)	(195)
Net income taxes received (paid)	44	70	(34)	10
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or the “Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream operations in the Integrated Corridor and Offshore include exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (“NGL”) (“Exploration and Production”) and the marketing of the Company’s and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke. Additionally, Upstream operations include pipeline transportation, the blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (“Infrastructure and Marketing”). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Alberta, Saskatchewan, and British Columbia (“Western Canada”), offshore east coast of Canada (“Atlantic”) and offshore China and offshore Indonesia (“Asia Pacific”).
Downstream operations in the Integrated Corridor in Canada includes upgrading of heavy crude oil feedstock into synthetic crude oil (“Upgrading”), refining crude oil, producing ethanol and marketing of heavy and synthetic crude oil, refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products (“Canadian Refined Products”). It also includes refining of crude oil in the U.S. to produce and market diesel fuels, gasoline, jet fuel and asphalt (“U.S. Refining and Marketing”). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

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Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(3)		Total
Three months ended September 30,	Exploration and Production(1)		Infrastructure and Marketing(2)		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Gross revenues	1,241	1,319	676	601	1,917	1,920	464	534	871	1,001	2,644	3,198	3,979	4,733	(537)	(521)	5,359	6,132
Royalties	(81)	(106)	—	—	(81)	(106)	—	—	—	—	—	—	—	—	—	—	(81)	(106)
Marketing and other	—	—	35	168	35	168	—	—	—	—	—	—	—	—	—	—	35	168
Revenues, net of royalties	1,160	1,213	711	769	1,871	1,982	464	534	871	1,001	2,644	3,198	3,979	4,733	(537)	(521)	5,313	6,194
Expenses
Purchases of crude oil and products	—	—	658	567	658	567	360	328	706	834	2,319	2,741	3,385	3,903	(537)	(521)	3,506	3,949
Production, operating and transportation expenses	399	398	4	2	403	400	57	52	69	66	197	222	323	340	(1)	—	725	740
Selling, general and administrative expenses	78	71	—	1	78	72	7	2	13	12	7	5	27	19	44	96	149	187
Depletion, depreciation, amortization and impairment	497	461	4	—	501	461	29	30	32	29	117	129	178	188	24	23	703	672
Exploration and evaluation expenses	41	26	—	—	41	26	—	—	—	—	—	—	—	—	—	—	41	26
Loss (gain) on sale of assets	—	2	—	—	—	2	—	—	(4)	(2)	1	—	(3)	(2)	—	—	(3)	—
Other – net	(18)	(42)	—	(1)	(18)	(43)	—	—	—	—	(163)	(107)	(163)	(107)	(22)	—	(203)	(150)
	997	916	666	569	1,663	1,485	453	412	816	939	2,478	2,990	3,747	4,341	(492)	(402)	4,918	5,424
Earnings (loss) from operating activities	163	297	45	200	208	497	11	122	55	62	166	208	232	392	(45)	(119)	395	770
Share of equity investment income	15	12	4	6	19	18	—	—	—	—	—	—	—	—	—	—	19	18
Financial items
Net foreign exchange loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8)	(9)	(8)	(9)
Finance income	—	2	—	—	—	2	—	—	—	—	—	—	—	—	24	13	24	15
Finance expenses	(39)	(29)	(2)	—	(41)	(29)	(1)	(1)	(4)	(3)	(5)	(4)	(10)	(8)	(33)	(43)	(84)	(80)
	(39)	(27)	(2)	—	(41)	(27)	(1)	(1)	(4)	(3)	(5)	(4)	(10)	(8)	(17)	(39)	(68)	(74)
Earnings (loss) before income taxes	139	282	47	206	186	488	10	121	51	59	161	204	222	384	(62)	(158)	346	714
Provisions for (recovery of) income taxes
Current	(9)	(46)	—	14	(9)	(32)	12	47	35	15	10	2	57	64	3	(19)	51	13
Deferred	42	114	13	43	55	157	(9)	(14)	(21)	1	25	44	(5)	31	(28)	(32)	22	156
	33	68	13	57	46	125	3	33	14	16	35	46	52	95	(25)	(51)	73	169
Net earnings (loss)	106	214	34	149	140	363	7	88	37	43	126	158	170	289	(37)	(107)	273	545
Intersegment revenues	451	422	—	—	451	422	58	77	28	22	—	—	86	99	—	—	537	521
Expenditures on exploration and evaluation assets	11	56	—	—	11	56	—	—	—	—	—	—	—	—	—	—	11	56
Expenditures on property, plant and equipment	586	659	—	—	586	659	13	9	23	23	196	196	232	228	39	25	857	912

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)
Includes $41 million of revenue (three months ended September 30, 2018 - $49 million) and $41 million of associated costs (three months ended September 30, 2018 - $38 million) for construction contracts, all of which relates to contracts in progress accounted for under the percentage of completion method.

(3)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

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	Upstream						Downstream								Corporate and Eliminations(3)		Total
Nine months ended September 30,	Exploration and Production(1)		Infrastructure and Marketing(2)		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Gross revenues	3,677	3,687	1,734	1,681	5,411	5,368	1,321	1,443	2,329	2,591	7,718	9,004	11,368	13,038	(1,533)	(1,381)	15,246	17,025
Royalties	(235)	(285)	—	—	(235)	(285)	—	—	—	—	—	—	—	—	—	—	(235)	(285)
Marketing and other	—	—	179	520	179	520	—	—	—	—	—	—	—	—	—	—	179	520
Revenues, net of royalties	3,442	3,402	1,913	2,201	5,355	5,603	1,321	1,443	2,329	2,591	7,718	9,004	11,368	13,038	(1,533)	(1,381)	15,190	17,260
Expenses
Purchases of crude oil and products	—	1	1,745	1,590	1,745	1,591	992	818	1,880	2,123	6,489	7,811	9,361	10,752	(1,533)	(1,381)	9,573	10,962
Production, operating and transportation expenses	1,199	1,139	12	19	1,211	1,158	163	144	221	198	628	602	1,012	944	(2)	—	2,221	2,102
Selling, general and administrative expenses	226	224	3	3	229	227	12	6	40	36	23	17	75	59	173	256	477	542
Depletion, depreciation, amortization and impairment	1,349	1,342	10	1	1,359	1,343	86	87	99	86	355	348	540	521	77	65	1,976	1,929
Exploration and evaluation expenses	157	96	—	—	157	96	—	—	—	—	—	—	—	—	—	—	157	96
Loss (gain) on sale of assets	(2)	(2)	—	—	(2)	(2)	—	—	(4)	(2)	1	—	(3)	(2)	—	—	(5)	(4)
Other – net	97	(11)	—	1	97	(10)	—	—	—	—	(347)	(130)	(347)	(130)	(12)	(9)	(262)	(149)
	3,026	2,789	1,770	1,614	4,796	4,403	1,253	1,055	2,236	2,441	7,149	8,648	10,638	12,144	(1,297)	(1,069)	14,137	15,478
Earnings (loss) from operating activities	416	613	143	587	559	1,200	68	388	93	150	569	356	730	894	(236)	(312)	1,053	1,782
Share of equity investment income	42	33	22	20	64	53	—	—	—	—	—	—	—	—	—	—	64	53
Financial items
Net foreign exchange gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	24	16	24	16
Finance income	—	12	—	—	—	12	—	—	—	—	—	—	—	—	60	36	60	48
Finance expenses	(121)	(80)	(2)	—	(123)	(80)	(1)	(1)	(12)	(9)	(14)	(11)	(27)	(21)	(122)	(137)	(272)	(238)
	(121)	(68)	(2)	—	(123)	(68)	(1)	(1)	(12)	(9)	(14)	(11)	(27)	(21)	(38)	(85)	(188)	(174)
Earnings (loss) before income taxes	337	578	163	607	500	1,185	67	387	81	141	555	345	703	873	(274)	(397)	929	1,661
Provisions for (recovery of) income taxes
Current	24	(251)	—	161	24	(90)	41	128	42	59	17	6	100	193	19	(54)	143	49
Deferred	55	400	44	5	99	405	(23)	(22)	(20)	(21)	106	71	63	28	(347)	(62)	(185)	371
	79	149	44	166	123	315	18	106	22	38	123	77	163	221	(328)	(116)	(42)	420
Net earnings (loss)	258	429	119	441	377	870	49	281	59	103	432	268	540	652	54	(281)	971	1,241
Intersegment revenues	1,278	1,054	—	—	1,278	1,054	184	227	71	100	—	—	255	327	—	—	1,533	1,381
Expenditures on exploration and evaluation assets	37	196	—	—	37	196	—	—	—	—	—	—	—	—	—	—	37	196
Expenditures on property, plant and equipment	1,745	1,562	1	—	1,746	1,562	29	53	100	52	527	369	656	474	99	81	2,501	2,117
As at September 30, 2019 and December 31, 2018
Total exploration and evaluation assets, property, plant and equipment, net	18,041	17,814	48	51	18,089	17,865	1,017	1,074	1,182	1,208	6,280	6,336	8,479	8,618	334	314	26,902	26,797
Total right-of-use assets, net	712	—	93	—	805	—	—	—	127	—	168	—	295	—	295	—	1,395	—
Total assets	19,956	19,175	1,619	1,301	21,575	20,476	1,219	1,149	1,663	1,431	8,799	8,566	11,681	11,146	3,356	3,603	36,612	35,225

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)
Includes $134 million of revenue (nine months ended September 30, 2018 - $114 million) and $202 million of associated costs (nine months ended September 30, 2018 - $100 million) for construction contracts, all of which relates to contracts in progress accounted for under the percentage of completion method.

(3)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

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Disaggregation of Revenue

	Upstream						Downstream								Corporate and Eliminations		Total
Three months ended September 30,	Exploration and Production		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Primary Geographical Markets
Canada	1,011	1,040	676	601	1,687	1,641	464	534	871	1,001	—	—	1,335	1,535	(537)	(521)	2,485	2,655
United States	—	—	—	—	—	—	—	—	—	—	2,644	3,198	2,644	3,198	—	—	2,644	3,198
China	230	279	—	—	230	279	—	—	—	—	—	—	—	—	—	—	230	279
Total revenue	1,241	1,319	676	601	1,917	1,920	464	534	871	1,001	2,644	3,198	3,979	4,733	(537)	(521)	5,359	6,132

Major Product Lines
Light & medium crude oil	202	296	—	—	202	296	—	—	—	—	—	—	—	—	—	—	202	296
Heavy crude oil	165	162	—	—	165	162	—	—	—	—	—	—	—	—	—	—	165	162
Bitumen	594	499	—	—	594	499	—	—	—	—	—	—	—	—	—	—	594	499
Total crude oil	961	957	—	—	961	957	—	—	—	—	—	—	—	—	—	—	961	957
NGL	57	100	—	—	57	100	—	—	—	—	—	—	—	—	—	—	57	100
Natural gas	223	262	—	—	223	262	—	—	—	—	—	—	—	—	—	—	223	262
Total exploration and production	1,241	1,319	—	—	1,241	1,319	—	—	—	—	—	—	—	—	—	—	1,241	1,319
Total infrastructure and marketing	—	—	676	601	676	601	—	—	—	—	—	—	—	—	—	—	676	601
Synthetic crude	—	—	—	—	—	—	406	453	—	—	—	—	406	453	—	—	406	453
Gasoline	—	—	—	—	—	—	—	—	245	320	1,472	1,631	1,717	1,951	—	—	1,717	1,951
Diesel & distillates	—	—	—	—	—	—	57	74	274	342	930	1,135	1,261	1,551	—	—	1,261	1,551
Asphalt	—	—	—	—	—	—	—	—	191	177	72	69	263	246	—	—	263	246
Other	—	—	—	—	—	—	1	7	161	162	170	363	332	532	—	—	332	532
Total refined products	—	—	—	—	—	—	464	534	871	1,001	2,644	3,198	3,979	4,733	—	—	3,979	4,733
Total revenue	1,241	1,319	676	601	1,917	1,920	464	534	871	1,001	2,644	3,198	3,979	4,733	(537)	(521)	5,359	6,132

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 9

	Upstream						Downstream								Corporate and Eliminations		Total
Nine months ended September 30,	Exploration and Production		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Primary Geographical Markets
Canada	2,914	2,849	1,734	1,681	4,648	4,530	1,321	1,443	2,329	2,591	—	—	3,650	4,034	(1,533)	(1,381)	6,765	7,183
United States	—	—	—	—	—	—	—	—	—	—	7,718	9,004	7,718	9,004	—	—	7,718	9,004
China	763	838	—	—	763	838	—	—	—	—	—	—	—	—	—	—	763	838
Total revenue	3,677	3,687	1,734	1,681	5,411	5,368	1,321	1,443	2,329	2,591	7,718	9,004	11,368	13,038	(1,533)	(1,381)	15,246	17,025

Major Product Lines
Light & medium crude oil	450	822	—	—	450	822	—	—	—	—	—	—	—	—	—	—	450	822
Heavy crude oil	454	468	—	—	454	468	—	—	—	—	—	—	—	—	—	—	454	468
Bitumen	1,780	1,302	—	—	1,780	1,302	—	—	—	—	—	—	—	—	—	—	1,780	1,302
Total crude oil	2,684	2,592	—	—	2,684	2,592	—	—	—	—	—	—	—	—	—	—	2,684	2,592
NGL	210	285	—	—	210	285	—	—	—	—	—	—	—	—	—	—	210	285
Natural gas	783	810	—	—	783	810	—	—	—	—	—	—	—	—	—	—	783	810
Total exploration and production	3,677	3,687	—	—	3,677	3,687	—	—	—	—	—	—	—	—	—	—	3,677	3,687
Total infrastructure and marketing	—	—	1,734	1,681	1,734	1,681	—	—	—	—	—	—	—	—	—	—	1,734	1,681
Synthetic crude	—	—	—	—	—	—	1,129	1,208	—	—	—	—	1,129	1,208	—	—	1,129	1,208
Gasoline	—	—	—	—	—	—	—	—	692	823	4,198	4,766	4,890	5,589	—	—	4,890	5,589
Diesel & distillates	—	—	—	—	—	—	181	219	848	966	2,887	3,259	3,916	4,444	—	—	3,916	4,444
Asphalt	—	—	—	—	—	—	—	—	362	345	115	145	477	490	—	—	477	490
Other	—	—	—	—	—	—	11	16	427	457	518	834	956	1,307	—	—	956	1,307
Total refined products	—	—	—	—	—	—	1,321	1,443	2,329	2,591	7,718	9,004	11,368	13,038	—	—	11,368	13,038
Total revenue	3,677	3,687	1,734	1,681	5,411	5,368	1,321	1,443	2,329	2,591	7,718	9,004	11,368	13,038	(1,533)	(1,381)	15,246	17,025

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 10

Note 2    Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2018 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2018, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with the current period presentation.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Board of Directors on October 23, 2019.
Note 3    Significant Accounting Policies
Recent Accounting Standards
The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Change in Accounting Policies
Leases
In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaces the existing IFRS guidance on leases: IAS 17 Leases (“IAS 17”). Under IAS 17, lessees were required to determine if the lease is a finance or operating lease, based on specified criteria of whether the lease transferred significantly all the risks and rewards associated with ownership of the underlying asset. Finance leases are recognized on the balance sheet while operating leases are recognized in the Consolidated Statements of Income when the expense is incurred. Under IFRS 16, lessees must recognize a lease liability and a right-of-use asset for most lease contracts. The recognition of the present value of minimum lease payments for certain contracts previously classified as operating leases resulted in increases to assets, liabilities, depletion, depreciation and amortization, and finance expense, and decreases to production, operating and transportation expense, purchases of crude oil and products, and selling, general and administrative expenses.
The Company has adopted IFRS 16 on January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively. Accordingly, comparative information in the Company’s financial statements are not restated.
On adoption, lease liabilities were measured at the present value of the remaining lease payments discounted using the Company’s incremental borrowing rate on January 1, 2019. Right-of-use assets were measured at an amount equal to the lease liability. For leases previously classified as operating leases, the Company applied the exemption not to recognize right-of-use assets and liabilities for leases with a lease term of less than 12 months, excluded initial direct costs from measuring the right-of-use asset at the date of initial application, and applied a single discount rate to a portfolio of leases with similar characteristics. For leases that were previously classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and lease liability remain unchanged upon transition and were determined at the carrying amount immediately before the adoption date. Additionally, instead of an impairment review, the Company adjusted the right-of-use assets by the amount of IAS 37 onerous contract provision immediately before the date of initial application.
No adjustments were required upon transition to IFRS 16 for leases where the Company is a lessor. Under IFRS 16, the Company is required to assess the classification of a sub-lease with reference to the right-of-use asset, not the underlying asset. On transition, the Company reassessed the classification of any sub-lease contracts previously assessed under IAS 17. No changes to sublease classification or associated accounting treatment was required.

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 11

Financial Statement Impact
The recognition of the present value of minimum lease payments resulted in an additional $1.3 billion of right-of-use assets and associated lease liabilities. The Company has recognized lease liabilities in relation to lease arrangements previously disclosed as operating lease commitments under IAS 17 that meet the criteria of a lease under IFRS 16. Upon recognition, the Company’s weighted average incremental borrowing rate used in measuring lease liabilities was 3.58 percent.
The nature of the Company’s leasing activities includes offshore drilling rigs, vessels and associated equipment for the use of developing reserves on oil and gas properties, tanks and terminals with dedicated storage capacity, pipelines where the Company has a right to substantially all the economic benefits, dedicated rail cars, retail marketing locations, and office space. Refer to Note 7 for the values recognized upon implementation in each asset class.
Note 4    Restricted Cash
In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in offshore China. As at September 30, 2019, the Company had deposited funds of $141 million (December 31, 2018 – $128 million), which are classified as non-current and included in restricted cash in the condensed interim consolidated balance sheets.
Note 5    Exploration and Evaluation Assets

Exploration and Evaluation Assets
($ millions)
December 31, 2018	997
Additions	37
Disposals	—
Transfers to property, plant and equipment (note 6)	(23)
Expensed exploration expenditures previously capitalized	(23)
Exchange adjustments	(1)
September 30, 2019	987

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 12

Note 6    Property, Plant and Equipment

Property, Plant and Equipment	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
($ millions)
Cost
December 31, 2018	44,196	101	2,659	10,691	3,095	60,742
Transfers to right-of-use assets(1) (note 7)	(336)	—	—	(180)	—	(516)
Additions(2)	1,776	—	29	639	107	2,551
Acquisitions	5	—	—	—	—	5
Transfers from exploration and evaluation (note 5)	23	—	—	—	—	23
Transfers from right-of-use assets(3) (note 7)	83	—	—	—	—	83
Intersegment transfers	2	—	—	—	(2)	—
Changes in asset retirement obligations	63	1	—	—	(6)	58
Disposals and derecognition	(11)	(1)	—	(16)	—	(28)
Exchange adjustments	(131)	(1)	—	(281)	(2)	(415)
September 30, 2019	45,670	100	2,688	10,853	3,192	62,503

Accumulated depletion, depreciation, amortization and impairment
December 31, 2018	(27,379)	(50)	(1,585)	(3,933)	(1,995)	(34,942)
Transfers to right-of-use assets(1) (note 7)	12	—	—	40	—	52
Depletion, depreciation, amortization and impairment	(1,308)	(2)	(86)	(360)	(111)	(1,867)
Disposals and derecognition	7	—	—	8	—	15
Exchange adjustments	52	—	—	102	—	154
September 30, 2019	(28,616)	(52)	(1,671)	(4,143)	(2,106)	(36,588)

Net book value
December 31, 2018	16,817	51	1,074	6,758	1,100	25,800
September 30, 2019	17,054	48	1,017	6,710	1,086	25,915

(1)	Transfer to right-of-use assets due to the adoption of IFRS 16 on January 1, 2019.

(2)	Includes $5 million of interest expense on lease liabilities allocated to the carrying amount of assets in Oil and Gas Properties.

(3)	Includes capitalized depreciation from right-of-use assets.
Note 7    Right-of-use Assets and Lease Liabilities
Right-of-use Assets

	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
($ millions)
January 1, 2019
Transfers from property, plant and equipment, net (note 6)	324	—	—	140	—	464
Initial recognition	721	100	—	70	412	1,303
	1,045	100	—	210	412	1,767
Additions	1	—	—	27	4	32
Transfers to property, plant and equipment (note 6)	(83)	—	—	—	—	(83)
Disposals and derecognition	(7)	—	—	—	—	(7)
Revaluation	(206)	1	—	—	3	(202)
Depreciation	(35)	(8)	—	(38)	(28)	(109)
Other	—	—	—	(3)	—	(3)
September 30, 2019	715	93	—	196	391	1,395

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 13

Lease Liabilities

Balance Sheets
($ millions)	September 30, 2019
Current lease liabilities(1)	133
Non-current lease liabilities(1)	1,352

(1)	Includes $481 million previously recorded in accrued liabilities and other long-term liabilities as at December 31, 2018.

Results of Operations	Three months ended,	Nine months ended,
($ millions)	September 30, 2019	September 30, 2019
Interest expense on lease liabilities(1) (note 13)	26	81
Expenses relating to short-term leases	4	16

(1)	Includes nil and $5 million of interest allocated to the carrying amount of assets in Oil and Gas Properties for three and nine months ended September 30, 2019, respectively.

Cash Flow Summary	Three months ended,	Nine months ended,
($ millions)	September 30, 2019	September 30, 2019
Total cash flow used for leases	84	255
Note 8    Debt and Credit Facilities

Short-term Debt
($ millions)	September 30, 2019	December 31, 2018
Commercial paper(1)	200	200

(1)
The commercial paper is supported by the Company’s syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at September 30, 2019, was 1.97 percent per annum (December 31, 2018 – 2.20 percent).

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt	Maturity	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
($ millions)
Long-term debt
5.00% notes	2020	—	400	—	—
3.95% notes(1)	2022	662	682	500	500
4.00% notes(1)	2024	993	1,023	750	750
3.55% notes	2025	750	750	—	—
3.60% notes	2027	750	750	—	—
4.40% notes	2029	993	—	750	—
6.80% notes(1)	2037	513	528	387	387
Debt issue costs(2)		(26)	(19)	—	—
Long-term debt		4,635	4,114	2,387	1,637
Long-term debt due within one year
6.15% notes(1)	2019	—	410	—	300
7.25% notes(1)	2019	993	1,023	750	750
5.00% notes	2020	400	—	—	—
Long-term debt due within one year		1,393	1,433	750	1,050

(1)
The U.S. dollar denominated debt is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 15 for Foreign Currency Risk Management.

(2)	Calculated using the effective interest rate method.

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 14

Credit Facilities
As at September 30, 2019, the covenants under the Company’s syndicated credit facilities are debt to capital covenants, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders’ equity and certain adjusting items specified in the agreement. These covenants are used to assess the Company’s financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at September 30, 2019, and assessed the risk of non-compliance to be low. As at September 30, 2019, the Company had no direct borrowings under its $2.0 billion facility expiring June 19, 2022 (December 31, 2018 – no direct borrowings), and no direct borrowings under its $2.0 billion facility expiring March 9, 2024 (December 31, 2018 – no direct borrowings).
Notes
On January 29, 2018, the Company filed a universal short form base shelf prospectus (the ”2018 U.S. Shelf Prospectus”) with the Alberta Securities Commission. On January 30, 2018, the Company’s related U.S. registration statement with the SEC containing the 2018 U.S. Shelf Prospectus became effective which enables the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the U.S. up to and including February 29, 2020.
On December 4, 2018, the Company entered into cash flow hedges using forward interest rate swaps to fix the underlying U.S. $500 million 10-year note fixed rate to December 15, 2019. During the three months ended March 31, 2019, the Company discontinued these cash flow hedges and these interest rate swaps were settled and derecognized during the period. Refer to Note 15.
On March 15, 2019, the Company issued US$750 million senior unsecured notes. The notes bear an annual interest rate of 4.40 percent and are due on April 15, 2029. The Company intends to use the net proceeds of the offering for general corporate purposes, which may include, among other things, the repayment of certain outstanding debt securities maturing in 2019. The Company may invest funds it does not immediately require in short-term marketable debt securities.
On May 1, 2019, the Company filed a universal short form base shelf prospectus (the “2019 Canadian Shelf Prospectus”) with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including June 1, 2021.
On June 17, 2019, the Company repaid the maturing 6.15 percent notes. The amount paid to note holders was $402 million.
On June 27, 2019, the maturity date for one of the Company's $2.0 billion revolving syndicated credit facilities, previously set to expire on March 9, 2020, was extended to March 9, 2024.
At September 30, 2019, the Company had unused capacity of $3.0 billion under it’s 2019 Canadian Shelf Prospectus and US$2.25 billion under the 2018 U.S. Shelf Prospectus and related U.S. registration statement.
The Company’s notes, credit facilities and short-term lines of credit rank equally in right of payment.

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 15

Note 9    Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at September 30, 2019, is set out below:

Asset Retirement Obligations
($ millions)
December 31, 2018	2,424
Additions	47
Liabilities settled	(186)
Revaluation	11
Exchange adjustment	(14)
Accretion (note 13)	79
September 30, 2019	2,361
Expected to be incurred within one year	218
Expected to be incurred beyond one year	2,143
The Company has deposited $141 million (December 31, 2018 – $128 million) into the restricted cash account for funding of future asset retirement obligations in offshore China. These amounts have been reflected in restricted cash in the condensed interim consolidated balance sheets.
Note 10    Other Long-term Liabilities

Other Long-term Liabilities
($ millions)	September 30, 2019	December 31, 2018
Employee future benefits	215	205
Finance lease obligation (note 7)	—	467
Stock-based compensation	23	42
Deferred revenue	170	205
Other	123	188
End of period	531	1,107
Note 11    Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2018	1,005,121,738	7,293
September 30, 2019	1,005,121,738	7,293

Common Share Dividends ($ millions)	Three months ended September 30,				Nine months ended September 30,
	2019		2018		2019		2018
	Declared	Paid	Declared	Paid	Declared	Paid	Declared	Paid
	125	126	126	75	377	377	277	151
There were $125 million of common share dividends declared and payable in the third quarter of 2019 (September 30, 2018 – $126 million). The dividends were paid on October 1, 2019, to shareholders of record at the close of business on September 3, 2019.

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 16

Preferred Shares

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2018	36,000,000	874
September 30, 2019	36,000,000	874

Cumulative Redeemable Preferred Share Dividends ($ millions)	Three months ended September 30,				Nine months ended September 30,
	2019		2018		2019		2018
	Declared	Paid	Declared	Paid	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	2	3	2	2	5	5	5	5
Series 2 Preferred Shares(1)	—	—	—	—	1	1	1	1
Series 3 Preferred Shares	3	6	3	3	8	8	8	8
Series 5 Preferred Shares	2	5	2	2	7	7	7	7
Series 7 Preferred Shares	2	3	2	2	5	5	5	5
	9	17	9	9	26	26	26	26

(1)	Series 2 Preferred Share dividends declared and paid in the three months ended September 30, 2019 was less than $1 million (three months ended September 30, 2018 was less than $1 million).
At September 30, 2019, preferred share dividends payable were nil (September 30, 2018 – $9 million).
Stock-based Compensation
The following table summarizes the total expense (recovery) recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income for the Company’s stock option plan and performance share units (“PSU”) for the three and nine months ended September 30, 2019 and 2018:

Stock-based Compensation ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Stock option plan	(6)	20	(9)	42
PSU	(3)	20	20	52
Stock-based compensation (note 12)	(9)	40	11	94

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 17

Earnings per Share

Earnings per Share ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Net earnings	273	545	971	1,241
Effect of dividends declared on preferred shares in the period	(9)	(9)	(26)	(26)
Net earnings - basic	264	536	945	1,215
Dilutive effect of accounting for stock options(1)	(9)	—	(17)	—
Net earnings - diluted	255	536	928	1,215

(millions)
Weighted average common shares outstanding – basic	1,005.1	1,005.1	1,005.1	1,005.1
Effect of stock dividends declared	—	2.3	—	1.1
Weighted average common shares outstanding – diluted	1,005.1	1,007.4	1,005.1	1,006.2

Earnings per share – basic ($/share)	0.26	0.53	0.94	1.21
Earnings per share – diluted ($/share)	0.25	0.53	0.92	1.21

(1)
For the three and nine months ended September 30, 2019, equity-settlement of stock of options was used to calculate diluted earnings per share as it was considered more dilutive than cash-settlement (three and nine months ended September 30, 2018 - cash-settlement method was used). Stock-based compensation recovery was $3 million and $8 million based on equity-settlement for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 – expense of $3 million and $7 million), respectively. Stock-based compensation would have been a recovery of $6 million and $9 million based on cash-settlement for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 – expense of $20 million and $42 million), respectively.

For the three and nine months ended September 30, 2019, 20 million tandem options (three and nine months ended September 30, 2018 – 8 million and 13 million tandem options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.
Note 12    Production, Operating and Transportation and Selling, General and Administrative Expenses
The following table summarizes production, operating and transportation expenses in the condensed interim consolidated statements of income for the three and nine months ended September 30, 2019 and 2018:

Production, Operating and Transportation Expenses	Three months ended September 30,		Nine months ended September 30,
($ millions)	2019	2018	2019	2018
Services and support costs	331	286	888	771
Salaries and benefits	186	213	568	556
Materials, equipment rentals and leases	65	65	187	181
Energy and utility	96	98	355	311
Licensing fees	46	46	151	158
Transportation	5	6	15	17
Other	(4)	26	57	108
Total production, operating and transportation expenses	725	740	2,221	2,102

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 18

The following table summarizes selling, general and administrative expenses in the condensed interim consolidated statements of income for the three and nine months ended September 30, 2019 and 2018:

Selling, General and Administrative Expenses	Three months ended September 30,		Nine months ended September 30,
($ millions)	2019	2018	2019	2018
Employee costs(1)	95	76	283	254
Stock-based compensation expense (recovery)(2) (note 11)	(9)	40	11	94
Contract services	33	26	93	75
Equipment rentals and leases	2	9	8	28
Maintenance and other	28	36	82	91
Total selling, general and administrative expenses	149	187	477	542

(1)
Employee costs are comprised of salary and benefits earned during the period, plus cash bonuses awarded during the period. Annual bonus awards to be settled in shares are included in stock-based compensation expense.

(2)	Stock-based compensation expense represents the cost to the Company for participation in share-based payment plans.
Note 13    Financial Items

Financial Items ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Foreign exchange
Non-cash working capital gain (loss)	16	(12)	(15)	(12)
Other foreign exchange gain (loss)	(24)	3	39	28
Net foreign exchange gain (loss)	(8)	(9)	24	16
Finance income	24	15	60	48
Finance expenses
Long-term debt	(78)	(83)	(238)	(237)
Lease liabilities(1) (note 7)	(26)	—	(81)	—
Other	—	(3)	(4)	(5)
	(104)	(86)	(323)	(242)
Interest capitalized(2)	46	29	130	76
	(58)	(57)	(193)	(166)
Accretion of asset retirement obligations (note 9)	(26)	(23)	(79)	(72)
Finance expenses	(84)	(80)	(272)	(238)
Total financial items	(68)	(74)	(188)	(174)

(1)	Includes nil and $5 million of interest allocated to the carrying amount of assets in Oil and Gas Properties for the three and nine months ended September 30, 2019, respectively .

(2)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5 percent (2018 – 5 percent).
Note 14    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Decrease (increase) in non-cash working capital
Accounts receivable	(289)	(190)	(290)	(320)
Inventories	(57)	41	(442)	(128)
Prepaid expenses	(91)	(49)	(46)	16
Accounts payable and accrued liabilities	330	375	198	150
Change in non-cash working capital	(107)	177	(580)	(282)
Relating to:
Operating activities	(221)	(35)	(677)	(600)
Financing activities	10	64	29	139
Investing activities	104	148	68	179

HUSKY ENERGY INC. | Q3 | Condensed Interim Consolidated Financial Statements | 19

Note 15    Financial Instruments and Risk Management
Financial Instruments
The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, and portions of other assets and other long-term liabilities. Derivative instruments are classified as fair value through profit or loss (”FVTPL”). The Company’s remaining financial instruments are measured at amortized cost. For financial instruments measured at amortized cost, the carrying values approximate their fair value with the exception of long-term debt.
The following table summarizes the Company’s financial instruments that are carried at fair value in the condensed interim consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at September 30, 2019	As at December 31, 2018
Commodity contracts – FVTPL
Natural gas(1)	22	(9)
Crude oil(2)	1	89
Crude oil call options(3)	1	—
Crude oil put options(3)	(1)	—
Foreign currency contracts – FVTPL
Foreign currency forwards	(9)	(1)
Other assets – FVTPL	1	1
Derivatives designated as a cash flow hedge - forward starting swaps	—	(14)
Hedge of net investment(4)(5)	(755)	(846)
Total financial instruments at fair value	(740)	(780)

(1)
Natural gas contracts includes a $6 million decrease as at September 30, 2019 (December 31, 2018 – $10 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $18 million at September 30, 2019 (December 31, 2018 – $15 million).

(2)
Crude oil contracts includes a less than $1 million increase at September 30, 2019 (December 31, 2018 – $67 million increase) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $106 million at September 30, 2019 (December 31, 2018 – $185 million).

(3)	Excludes net unsettled premiums of $5 million.

(4)	Hedging instruments are presented net of tax.

(5)
Represents the translation of the Company’s U.S. dollar denominated long-term debt designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency.

The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. As at September 30, 2019, the carrying value of the Company’s long-term debt was $6.0 billion and the estimated fair value was $6.4 billion (December 31, 2018 carrying value of $5.5 billion, estimated fair value - $5.7 billion).
All financial assets and liabilities are classified as Level 2 fair value measurements, except the commodity put and call options under a short-term hedging program, which are classified as Level 1 fair value measurement, as they are determined using quoted market prices. During the three and nine months ended September 30, 2019, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Risk Management Overview
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates, and interest rates. It is also exposed to financial risks related to liquidity, credit, and contract risks. Risk management strategies and policies are employed to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels. Responsibility for the oversight of risk management is held by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.

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Market Risk
Commodity Price Risk Management
The Company uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its crude oil and natural gas production, and it also uses firm commitments for the purchase or sale of crude oil and natural gas. These contracts meet the definition of a derivative instrument and have been recorded at their fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other long-term liabilities. All derivatives are measured at fair value through profit or loss other than non-financial derivative contracts that meet the Company’s own use requirements.
At September 30, 2019, the Company was party to crude oil purchase and sale derivative contracts to mitigate its exposure to fluctuations in the benchmark price between the time a sales agreement is entered into and the time inventory is delivered. The Company was also party to third party physical natural gas purchase and sale derivative contracts in order to mitigate commodity price fluctuations. For the three and nine months ended September 30, 2019, the net unrealized gain recognized on the derivative contracts was $3 million and a net unrealized loss of $57 million (three and nine months ended September 30, 2018 – net unrealized gain of $22 million and $134 million), respectively.
During the nine months ended September 30, 2019, the Company entered into a commodity short-term hedging program using put and call options to manage risks related to volatility of commodity prices.

Western Texas Intermediate Crude Oil Call and Put Option Contracts(1)
Type	Transaction	Term	Volume (bbls/day)	Call Price (US$bbl)	Put Price (US$bbl)
Call options	Sold	October - December 2019	17,935	59.35	—
Put options	Bought	October - December 2019	23,641	—	55.16
Put options	Sold	October - December 2019	22,283	—	50.40

(1)	Prices reported are the weighted average prices for the period.
For the three and nine months ended September 30, 2019, the Company incurred an unrealized loss of $7 million and an unrealized gain of less than $1 million (three and nine months ended September 30, 2018 – nil). For the three and nine months ended September 30, 2019, the Company incurred a realized gain of $14 million and $15 million respectively (three and nine months ended September 30, 2018 – nil).These amounts are recorded in other - net in the condensed consolidated statements of income.
Foreign Exchange Risk Management
The Company’s results are affected by the exchange rates between various currencies and the Company’s functional currency in Canadian dollars. As the majority of the Company’s revenues are denominated in U.S. dollars or based upon a U.S. benchmark price, fluctuations in the value of the Canadian dollar relative to the U.S. dollar may affect revenues significantly. To limit the exposure to foreign exchange risk, the Company hedges against these fluctuations by entering into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. revenue dollars.
Foreign exchange fluctuations will result in a change in value of the U.S. dollar denominated debt and related finance expense when expressed in Canadian dollars. At September 30, 2019, the Company had designated US $2.4 billion denominated debt as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency (December 31, 2018 – US$2.7 billion). For the three and nine months ended September 30, 2019, the Company incurred an unrealized loss of $32 million and an unrealized gain of $91 million (three and nine months ended September 30, 2018 – unrealized gain of $51 million and unrealized loss of $94 million), respectively, arising from the translation of debt, net of tax recovery of $5 million and net of tax $12 million (three and nine months ended September 30, 2018 – net of tax of $8 million and tax recovery of $15 million), respectively, which was recorded in hedge of net investment within other comprehensive income (loss).
Interest Rate Risk Management
The Company is exposed to fluctuations in short-term interest rates as Husky maintains a portion of its debt capacity in revolving and floating rate bank facilities and commercial paper and invests surplus cash in short-term debt instruments and money market instruments. The Company is also exposed to interest rate risk when fixed rate debt instruments are maturing and require refinancing or when new debt capital needs to be raised.
By maintaining a mix of both fixed and floating rate debt, the Company mitigates some of its exposure to interest rate changes. The optimal mix maintained will depend on market conditions. The Company may also enter into fair value or cash flow hedges using interest rate swaps.

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On March 13, 2019, the Company discontinued the cash flow hedges that were entered into in the fourth quarter of 2018 with respect to forward starting interest rate swaps. These forward interest rate swaps were settled and derecognized. As at September 30, 2019, an accrued loss of $15 million, net of tax recovery of $6 million, had been deferred in derivatives designated as cash flow hedges within other comprehensive income (loss). The accrued loss is being amortized into net earnings over the 10-year remaining life of the underlying long-term debt to which the hedging relationship was originally designated.
At September 30, 2019, the net balance deferred in other comprehensive income (loss) related to derivatives designated as cash flow hedges was a loss of $3 million (December 31, 2018 - gain of $13 million), net of tax recovery of $2 million (December 31, 2018 - net of tax of $4 million). The amortization of the net accrued loss upon settling the interest rate swaps resulted in a decrease to finance expense of less than $1 million and $2 million for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 - the amortization of a net accrued gain resulted in an offset to finance expense of less than $1 million and $2 million), respectively.
Note 16    Subsequent Event
The Company reached an agreement on October 4, 2019 to sell its Prince George Refinery recorded in the Canadian Refined Products segment to Tidewater Midstream and Infrastructure for $215 million in cash plus a closing adjustment for inventory, and a contingent payment of up to $60 million over two years. The transaction is subject to regulatory approval and is expected to close in the fourth quarter of 2019.

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